HEI Exhibit 12.1 (page 1 of 2)

Hawaiian Electric Industries, Inc. and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)

Three months ended March 31	2014 (1)	2014 (2)	2013 (1)	2013 (2)
(dollars in thousands)
Fixed charges
Total interest charges	$21,900	$23,125	$20,952	$22,264
Interest component of rentals	1,621	1,621	1,519	1,519
Pretax preferred stock dividend requirements of subsidiaries	725	725	721	721
Total fixed charges	$24,246	$25,471	$23,192	$24,504
Earnings
Pretax income from continuing operations	$70,600	$70,600	$51,566	$51,566
Fixed charges, as shown	24,246	25,471	23,192	24,504
Interest capitalized	(1,653)	(1,653)	(1,787)	(1,787)
Earnings available for fixed charges	$93,193	$94,418	$72,971	$74,283
Ratio of earnings to fixed charges	3.84	3.71	3.15	3.03

Years ended December 31	2013 (1)	2013 (2)	2012 (1)	2012 (2)	2011 (1)	2011 (2)
(dollars in thousands)
Fixed charges
Total interest charges	$85,315	$90,407	$83,020	$89,443	$87,592	$96,575
Interest component of rentals	6,345	6,345	6,493	6,493	4,757	4,757
Pretax preferred stock dividend requirements of subsidiaries	2,866	2,866	2,924	2,924	2,914	2,914
Total fixed charges	$94,526	$99,618	$92,437	$98,860	$95,263	$104,246
Earnings
Pretax income from continuing operations	$245,857	$245,857	$215,517	$215,517	$214,162	$214,162
Fixed charges, as shown	94,526	99,618	92,437	98,860	95,263	104,246
Interest capitalized	(7,097)	(7,097)	(4,355)	(4,355)	(2,498)	(2,498)
Earnings available for fixed charges	$333,286	$338,378	$303,599	$310,022	$306,927	$315,910
Ratio of earnings to fixed charges	3.53	3.40	3.28	3.14	3.22	3.03

See notes on page 2 of 2.

HEI Exhibit 12.1 (page 2 of 2)

Hawaiian Electric Industries, Inc. and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)

(continued)

Years ended December 31	2010 (1)	2010 (2)	2009 (1)	2009 (2)
(dollars in thousands)
Fixed charges
Total interest charges (3)	$87,191	$101,887	$85,827	$119,873
Interest component of rentals	4,282	4,282	5,339	5,339
Pretax preferred stock dividend requirements of subsidiaries	3,001	3,001	2,868	2,868
Total fixed charges	$94,474	$109,170	$94,034	$128,080
Earnings
Pretax income from continuing operations	$181,357	$181,357	$126,934	$126,934
Fixed charges, as shown	94,474	109,170	94,034	128,080
Interest capitalized	(2,558)	(2,558)	(5,268)	(5,268)
Earnings available for fixed charges	$273,273	$287,969	$215,700	$249,746
Ratio of earnings to fixed charges	2.89	2.64	2.29	1.95
_______________________________________________

(1)	Excluding interest on ASB deposits.

(2)	Including interest on ASB deposits.

For purposes of calculating the ratio of earnings to fixed charges, “earnings” represent the sum of (i) pretax income from continuing operations (before adjustment for undistributed income or loss from equity investees) and (ii) fixed charges (as hereinafter defined, but excluding capitalized interest). “Fixed charges” are calculated both excluding and including interest on ASB’s deposits during the applicable periods and represent the sum of (i) interest, whether capitalized or expensed, (ii) amortization of debt expense and discount or premium related to any indebtedness, whether capitalized or expensed, (iii) the estimate of the interest within rental expense, and (iv) the non-intercompany preferred stock dividend requirements of HEI’s subsidiaries, increased to an amount representing the pretax earnings required to cover such dividend requirements.